January 10, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-3030

Attn: Mr. Kevin L. Vaughn, Accounting Branch Chief

Re:	Oclaro, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2012 Filed on September 13, 2012
Form 10-Q for the Quarterly Period Ended September 29, 2012 filed on November 8, 2012
File No. 0-30684

Dear Mr. Vaughn:

Set forth below is our response to the Securities and Exchange Commission (“SEC”) Staff’s (“Staff”) letter dated December 26, 2012 (the “Comment Letter”), regarding the Annual Report on Form 10-K filed on September 13, 2012 (Form 10-K”) and the Quarterly Report on Form 10-Q filed on November 8, 2012 (“Form 10-Q”) by Oclaro, Inc. (“Oclaro,” “we” or “our”).

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Comment Letter.

Form 10-K for the Fiscal Year Ended June 30, 2012

Item 1. Business

1.	Comment: In future filings, please disclose for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 10 percent or more of your consolidated revenue in any of the last three fiscal years. For example, we note the breakdown of your revenue by product group into 40G and 100G transmission modules, 10G and lower transmission modules, and transmission components, etc. from page 7 of the investor presentation for your first quarter of fiscal 2013.

Response: We acknowledge the Staff’s comment, and respectfully advise the Staff that, in our future filings, we will disclose the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 10 percent or more of our consolidated revenue. With respect to our disclosures for the last three fiscal years, we respectfully draw Staff’s attention to page 9 of our Form 10-K, where in Item 1 we included disclosure of revenues by product group for each of the last three fiscal years for the following product groups:

•	telecom components;

•	transmission modules;

•	amplification filtering and optical routing; and

•	industrial and consumer.

We also respectfully draw the Staff’s attention to our previous letter to the SEC dated May 29, 2012, which was in response to the comment letter we received from the Staff dated May 23, 2012. In Response 2 of this earlier letter, we provided the Staff with our intended disclosures by product group for future filings, which included the groups noted above that we used in our Form 10-K. Further, we respectfully draw the Staff’s attention to our investor presentation for the fourth quarter of fiscal year 2012, which we filed as Exhibit 99.1 to our Current Report on Form 8-K filed on August 1, 2012. In this presentation, we provided disclosures of revenue for the same four groups of products.

In the first quarter of fiscal year 2013, we completed the acquisition of Opnext, Inc. (“Opnext”). In connection with reporting our results for the first quarter of fiscal 2013, we evaluated whether the acquisition of Opnext significantly impacted our product groupings as previously disclosed. Based on this evaluation, we determined that our consolidated revenue from products could be aggregated into five similar groups which had revenues greater than 10 percent of consolidated revenue:

•	40 Gb/s and 100 Gb/s transmission modules;

•	10 Gb/s and lower transmission modules;

•	transmission components;

•	amplification filtering and optical routing; and

•	industrial and consumer.

We respectfully draw Staff’s attention to page 23 of our Form 10-Q for the first quarter of fiscal year 2013, where we provided disclosures of revenue using the same five product groups as we presented on page 7 of our investor presentation. In future filings, to the extent revenues from each of these groups exceed 10 percent or more of our consolidated revenue, we will continue to disclose revenue for each product group, including disclosure of comparative amounts for all earlier fiscal periods presented in such filings.

Item 7. Management’s Discussion and Analysis

Results of Operations, page 39

2.	Comment: We note your disclosure that revenues declined by 17% and that gross profit declined by 9% during fiscal 2012. Although your disclosure identifies multiple reasons for these declines, you do not quantify the impact of each factor you cite. Similarly, your MD&A disclosure on pages 26-27 of the Form 10-Q for the period ended September 29, 2012 does not quantify the extent to which the 41% quarterly revenue increase derived from the Opnext acquisition, nor does it explain the extent to which each of the cited factors led to the 11% gross margin reduction. With a view toward enhanced disclosure in your future filings, please provide us with revised Results of Operations disclosure that quantifies, where possible, each of the factors you cite. Please provide this disclosure for fiscal 2012 and for the period ended September 29, 2012. Please refer to Regulation S-K, Item 303(a)(3).

Response: We acknowledge the Staff’s comment, and respectfully advise the Staff that we will, in future filings, enhance our disclosures regarding revenue and gross margin within “Results of Operations” under Item 7. Management’s Discussion and Analysis. Please note that, while we have broken out the revenue impact of Opnext on our results for the three months ended September 29, 2012, management has determined we will be unable to break out the revenue impact of the Opnext acquisition on an ongoing basis, as it will become impracticable to do so. Please refer to our Response 7 below for further discussion.

Per the Staff’s request, we are providing the following revised disclosures for fiscal year 2012 and for the quarterly period ended September 29, 2012, respectively:

Revised Disclosures for Fiscal Year Ended June 30, 2012

    Revenues

Revenues for the year ended June 30, 2012 decreased by $81.0 million, or 17 percent, compared to the year ended July 2, 2011. Revenues from telecom component sales declined by $36.6 million, or 27.2 percent, and revenues from sales of our amplification, filtering and optical routing products decreased by $63.9 million, or 34.6 percent. The decrease in revenues for both of these product groups was mainly due to the disruption in our business caused by the flooding of our contract manufacturer in Thailand, which resulted in the suspension of the manufacturing of a significant number of our products and a decrease in demand in our telecommunications related markets products, largely associated with uncertain global macroeconomic conditions. Revenues from sales of our transmission modules increased by $15.7 million, or 16.8 percent, mainly due to ramping demand for our 40 Gb/s and 100 Gb/s transmission products. Revenues from sales of our industrial and consumer products increased by $3.8 million, or 7.1 percent, due to favorable market conditions for these products.

For the year ended June 30, 2012, Huawei accounted for $39.7 million, or 10 percent, and Fujitsu accounted for $39.3 million, or 10 percent, of our revenues. For the year ended July 2, 2011, Huawei accounted for $71.7 million, or 15 percent, of our revenues and Alcatel-Lucent accounted for $50.0 million, or 11 percent, of our revenues.

In fiscal year 2013, we expect revenues to increase significantly as a result of our acquisition of Opnext.

    Gross Profit

Gross profit is calculated as revenues less cost of revenues. Gross margin rate is gross profit reflected as a percentage of revenues.

Our gross margin rate decreased to 18 percent for the year ended June 30, 2012, compared to 27 percent for the year ended July 2, 2011. Of the 9 percentage points decline in gross margin rate, a decline of approximately 5 percentage points was mainly attributable to product mix of our sales, with a lower mix of relatively higher margin 10 Gb/s transmission products and a higher mix of less mature, currently lower margin 40 Gb/s transmission products that are not yet margin optimized, and a decline of approximately 4 percentage points was attributable to an increase in other costs of sales because of unfavorable manufacturing variances resulting from lower product volumes and fixed costs that did not decline with our revenue.

Revised Disclosures for the Quarterly Period Ended September 29, 2012

    Revenues

Revenues for the three months ended September 29, 2012 increased by $43.0 million, or 41 percent, compared to the three months ended October 1, 2011. The increase was principally due to the inclusion of revenues in fiscal year 2013 generated through the acquisition of Opnext on July 23, 2012, which amounted to approximately $54.0 million in the first quarter of fiscal 2013. Revenues from sales of our 40 Gb/s and 100 Gb/s transmission modules increased by $16.0 million, or 119 percent, revenues from sales of our 10 Gb/s transmission modules increased by $28.3 million, or 268 percent, revenues from sales of our transmission components increased by $2.6 million, or 10.6 percent, and revenues from sales of our industrial and consumer products increased by $1.0 million, or 6 percent, compared to the three months ended October 1, 2011. The increase in revenue for these respective product groups was mainly attributable to our acquisition of Opnext. Revenues from sales of our amplification, filtering and optical switching products decreased by $4.9 million, or 12.2 percent, compared to the three months ended October 1, 2011, mainly due to unfavorable market conditions.

    Gross Profit

Gross profit is calculated as revenues less cost of revenues. Gross margin rate is gross profit reflected as a percentage of revenues. Our gross margin rate decreased to 12 percent for the three months ended September 29, 2012, compared to 23 percent for the three months ended October 1, 2011. The decrease in gross margin rate was primarily due to the impact of higher fixed costs allocated over lower-than-expected revenues, including lower output in our wafer fabs, resulting in less absorption of overhead into inventory, additional charges for excess and obsolete inventories associated with lower demand forecasts for certain products and adverse reserves and variances related to our high-powered laser products. Of the 11 percentage point decline in gross margin rate, approximately 3 percentage points were attributable to product mix, and approximately 8 percentage points were attributable to an increase in other costs of sales because of the previously mentioned unfavorable manufacturing variances and period costs.

Selling, General and Administrative Expenses, page 41

3.	Comment: We note that of the total of $62.5 million of selling, general and administrative expenses you incurred in fiscal 2012 that personnel-related costs were $37.1 million and that “[o]ther costs, including legal and professional fees, facilities expenses and other miscellaneous expenses” were $25.5 million. With a view towards revised disclosure in future filings, please tell us how the $25.5 million was allocated among the expense categories referred to, specify what those expenses were for and tell us what trends are increasing or decreasing those expenses. Please also apply this comment to your SG&A disclosure in your Form 10-Q for the period ended September 29, 2012.

Response: We acknowledge the Staff’s comment, and respectfully advise the Staff that we will, in future filings, enhance our disclosures regarding selling, general and administrative expenses within “Results of Operations” under Item 7. Management’s Discussion and Analysis. Per the Staff’s request, we are providing the following revised disclosures for fiscal year 2012 and for the quarterly period ended September 29, 2012, respectively:

Revised Disclosures for Fiscal Year Ended June 30, 2012

    Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of personnel-related expenses, including stock-based compensation charges related to employees engaged in sales, general and administrative functions; and other costs, including costs for audit, professional fees and insurance costs; information technology; sales and marketing; human resources and legal and other corporate costs. Selling, general and administrative expenses also include facilities expenses for sites which are not primarily focused on manufacturing or research and development.

Selling, general and administrative expenses decreased by $0.2 million, or less than one percent, for the year ended June 30, 2012, compared to the year ended July 2, 2011. Personnel-related costs increased to $37.1 million for the year ended June 30, 2012, compared with $34.9 million for the year ended July 2, 2011. Other costs decreased to $25.5 million for the year ended June 30, 2012, compared with $27.9 million for the year ended July 2, 2011. Of the $25.5 million in other costs incurred in fiscal 2012, $8.1 million related to audit, professional fees and insurance costs, $7.0 million related to information technology costs, $5.5 million related to sales and marketing costs, $3.3 million related to legal and other corporate costs, and $1.6 million related to human resources costs.

Selling, general and administrative expenses were unfavorably impacted by approximately $0.1 million as a result of the fluctuations in the U.K. pound sterling and Swiss franc relative to the U.S. dollar. For the year ended June 30, 2012, selling, general and administrative expenses were $0.4 million lower than they would have been otherwise, as the redeployment of certain selling, general and administrative personnel to flood recovery efforts, on a temporary basis during the recovery time period, have been included in flood-related expense.

In fiscal year 2013, we expect selling, general and administrative expenses to increase significantly as a result of our acquisition of Opnext, primarily for personnel-related costs.

Revised Disclosures for the Quarterly Period Ended September 29, 2012

    Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of personnel-related expenses, including stock-based compensation charges related to employees engaged in sales, general and administrative functions, legal and professional fees, facilities expenses, insurance expenses and certain information technology costs.

Selling, general and administrative expenses increased to $24.6 million for the three months ended September 29, 2012, from $17.5 million for the three months ended October 1, 2011. The increase was primarily related to the inclusion of selling, general and administrative expenses in fiscal year 2013 attributable to the operations of Opnext, partially offset by a reduction in selling, general and administrative expenses of $1.1 million related to our cost reduction efforts in response to softening market conditions and lower post-flood revenues. Personnel-related costs increased to $13.9 million for the three months ended September 29, 2012, compared with $10.0 million for the three months ended October 1, 2011, primarily as a result of an increase in personnel numbers following our acquisition of Opnext. Other costs increased to $10.7 million for the three months ended September 29, 2012, compared with $7.5 million for the three months ended October 1, 2011. Of the $10.7 million in other costs incurred in the first quarter of fiscal year 2013, $3.2 million related to audit, professional fees and insurance costs, $2.9 million related to sales and marketing costs, $2.0 million related to information technology costs, $1.8 million related to legal and executive costs, and $0.8 million related to human resources costs.

In the remaining quarters of fiscal year 2013, we expect selling, general and administrative expenses to decrease approximately 15 to 20 percent from the pro forma combined expenditures of Oclaro and Opnext of approximately $28 million for the three months ended September 29, 2012, as we implement cost synergies resulting from the acquisition.

Notes to Consolidated Financial Statements

Note 1 – Business and Summary of Significant Accounting Policies, page F-8

4.	Comment: Please revise future filings to disclose your accounting policy for loss contingencies. Refer to the guidance in Topic 450 of the FASB Accounting Standards Codification.

Response: We acknowledge the Staff’s comment, and respectfully advise the Staff that, in our future filings, we will disclose our accounting policy for loss contingencies in our annual financial statement footnotes beginning with our Annual Report on Form 10-K for the fiscal year ending June 29, 2013, as follows:

Loss Contingencies

We are involved in various lawsuits, claims, and proceedings that arise in the ordinary course of business. We record a loss provision when we believe it is both probable that a liability has been incurred and the amount can be reasonably estimated. See Note 9, “Commitments and Contingencies”, for a full description of our loss contingencies.

Goodwill and Other Intangible Assets, page F-10

5.	Comment: We noted disclosures in your December 31, 2011 Form 10-Q indicated Accounting Standards Update 2011-08 will be effective for your fiscal quarter beginning January 1, 2012. Please revise your goodwill accounting policy disclosures in future filings to clearly indicate whether you apply the provisions of the referenced update when testing goodwill for impairment.

Response: We acknowledge the Staff’s comment, and respectfully advise the Staff that we will, in future filings, revise our goodwill accounting policy disclosure to indicate whether we have performed a qualitative assessment, beginning with Oclaro’s Annual Report on Form 10-K for the fiscal year ending June 29, 2013, or in our earlier interim filings if required. We adopted Accounting Standards Update 2011-08 in the third quarter of fiscal year 2012. For our annual goodwill impairment test in the fourth quarter of fiscal year 2012, we opted to bypass the qualitative assessment in accordance with paragraph 350-20-35-3(b) of the FASB Accounting Standards Codification, and performed a quantitative test for all of our reporting units.

Exhibit 31

6.	Comment: In future filings, please revise these certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K. For example, we note that paragraph 4(d) should include reference to “(the registrant’s fourth fiscal quarter in the case of an annual report)”.

Response: We acknowledge the Staff’s comment, and respectfully advise the Staff that, in our future filings, we will revise these certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 29, 2012

Note 5 – Business Combinations, page 11

7.	Comment: Please disclose the primary reason for the Opnext acquisition and the amounts of revenue and earnings of Opnext since the acquisition date included in the consolidated income statements for the reporting period in future filings. Refer to paragraph 805-10-50-2 of the FASB Accounting Standards Codification.

Response: We acknowledge the Staff’s comment, and respectfully advise the Staff that, in our future filings, we will disclose the primary reasons for the acquisition of Opnext as follows:

Our primary reasons for the acquisition of Opnext were to create an industry leader in telecom optical components and to strengthen the combined position of the companies in datacom optical components. The merger is also consistent with Oclaro’s strategy of extending optical communications technology into industrial and consumer markets, and is expected to create the opportunity for significant cost savings in the combined company.

With respect to disclosure of the revenues of Opnext since the acquisition date included in the consolidated income statements for the reporting period, we respectfully advise the Staff that we believe it is impracticable to do so for periods after September 29, 2012, and thus we do not intend to disclose such segregated revenue amounts in our future filings or in any other public disclosures, such as our earnings releases or investor presentations. We respectfully advise the Staff that, in our future filings, we will specifically disclose management’s conclusion that such revenues are not being separately disclosed as management has determined it is impracticable to do so.

As noted above, one of our primary reasons for the acquisition of Opnext is to create significant cost savings in the combined company by integrating our product offerings, including redesigning certain of our products to include components manufactured by Oclaro and Opnext which currently use third party components. We refer to this vertical integration as increasing our use of “infeeds”. Upon the close of the acquisition, we also reduced redundant product offerings by eliminating selected products from each company and transitioning existing customers for such products to the other company’s current offering. In addition, we have already merged our research and development efforts along product families, so many of our new product introductions going forward will benefit from both Oclaro and Opnext technology. For all of these reasons, management believes it would be impracticable to allocate the revenues going forward to one predecessor entity or the other.

With respect to disclosure of the earnings of Opnext since the acquisition date, we respectfully advise Staff that we have not disclosed such information as we believe it is impracticable to do so. We note that upon the close of the acquisition, the combined company immediately implemented major workforce restructuring actions to achieve the significant cost savings noted above as one of our primary reasons for the acquisition. Among other things, we immediately combined our global sales, finance, legal, information technology and human resources operations. We also realigned our global operations and business units under a single management structure. We call the Staff’s attention to our disclosure on page 28 of our Form 10-Q that, for the first quarter of fiscal 2013, we recorded $7.0 million in expenses related to workforce reductions in connection with these restructuring actions.

Our newly combined global organizations provide services for both the former Oclaro and former Opnext products. As we now manage the combined business as a single entity, we believe it would be highly impracticable to attempt the allocation of the expenses of our global infrastructure teams to the former Oclaro and Opnext products that would be necessary to provide this disclosure. We respectfully advise the Staff that, in our future filings, we will specifically disclose that earnings of Opnext since the acquisition date included in the consolidated income statements for the reporting period have not been disclosed separately as management has determined that it is impracticable to do so.

Oclaro, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact our counsel Robert Clarkson or Kevin Espinola of Jones Day at (650) 739-3996 or (949) 553-7509, respectively. Thank you for your time and consideration.

Sincerely,
/s/ Jerry Turin
Jerry Turin
Chief Financial Officer